 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November, 2018

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

• Press release dated November 26, 2018 announcing results for the quarter ended September 30, 2018
• Third quarter earnings call presentation

Ferroglobe Reports Results for Third Quarter of 2018

Sales of $527 million; Net Loss of $3 million; Adjusted EBITDA of $45 million

•	Q3 sales of $526.8 million, compared to $583.0 million in Q2 2018 and $451.6 million in Q3 2017
•	Q3 net loss of $2.9 million compared to a net profit of $66.0 million in Q2 2018 and a net loss of $5.0 million in Q3 2017
•	Q3 adjusted net income attributable to parent of $0.1 million compared to $25.7 million in Q2 2018 and $9.2 million in Q3 2017
•	Q3 adjusted EBITDA of $45.0 million compared to $86.3 million in Q2 2018 and $56.1 million in Q3 2017
•	YTD sales of $1.67 billion compared to $1.27 billion in the prior year period
•	YTD net income of $98.7 million compared to a net loss of $12.1 million in the same period in the prior year
•	YTD adjusted net income of $59.1 million compared to $10.5 million in the same period in the prior year
•	YTD adjusted EBITDA of $220.9 million compared to $130.9 million in the same period in the prior year

LONDON, Nov. 26, 2018 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, today announced results for the third quarter of 2018.

Earnings Highlights

In Q3 2018, Ferroglobe posted a net loss of $2.9 million, or $(0.01) per share on a fully diluted basis. On an adjusted basis, Q3 2018 net profit was $0.1 million, or $0.00 per share on a fully diluted basis.

Q3 2018 reported EBITDA was $45.0 million, down from $130.9 million in the prior quarter. On an adjusted basis, Q3 2018 EBITDA was $45.0 million, down 47.9% from Q2 2018 adjusted EBITDA of $86.3 million. The Company reported adjusted EBITDA margin of 8.5% for Q3 2018, compared to adjusted EBITDA margin of 14.8% for Q2 2018. Year-to-date adjusted EBITDA was $220.9 million, up 68.8% from $130.9 million in the same period in the prior year.

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
$,000	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Revenue	$526,838	$582,977	$451,628	$1,670,519	$1,273,475
Net (loss) profit	$(2,916)	$66,030	$(4,987)	$98,728	$(12,102)
Diluted EPS	$(0.01)	$0.39	$(0.02)	$0.60	$(0.04)
Adjusted net income attributable to the parent	$77	$25,684	$9,225	$59,057	$10,459
Adjusted diluted EPS	$0.00	$0.14	$0.05	$0.34	$0.07
Adjusted EBITDA	$45,042	$86,296	$56,110	$220,942	$130,863
Adjusted EBITDA margin	8.5%	14.8%	12.4%	13.2%	10.3%

“Following strong growth in our business over several sequential quarters, market conditions in our main products deteriorated through Q3,” said Pedro Larrea, CEO of Ferroglobe. “However, Ferroglobe is still showing solid results overall for the first nine months of 2018, with adjusted EBITDA up 69% year-over-year to $220.9 million, leverage remaining below 2.0x and a comfortable liquidity position.”

Mr. Larrea continued: “In response to the evolving markets for our key products, Ferroglobe has taken swift action to optimize our position across our global production base. In this regard, we are curtailing production in our silicon metal and manganese-based alloys businesses in order to take advantage of our diversified portfolio by optimizing production among our most cost effective plants and geographies. We also continue to look at further measures to control our costs, to draw down inventories, and to enhance our free cash flow profile. That said, we are operating in a volatile environment currently and our financial results may continue to be challenged in the near-term.”

Cash Flow and Balance Sheet

Cash used for operations during Q3 2018 was $7.9 million, with working capital increasing by $36.0 million. Net debt was $510.9 million as of September 30, 2018, up from $475.3 million as of June 30, 2018. “We did not meet our cash flow goals in the third quarter,” said Phillip Murnane,  Ferroglobe’s CFO. “The deterioration in market conditions during the quarter left us with elevated inventories, a key factor in our decision to curtail our production.”

“Generating free cash flow through improvements in operations, reductions in working capital, non-core asset sales, and lowered interest expense remains our top priority” added Mr. Murnane. “Given our Q3 results, our free cash flow targets for the second half of 2018 have become a ‘stretch’  goal.  Regarding the potential refinancing of our $350 million of Senior Notes, we will continue to evaluate the credit markets and will act when the timing is right. In the mean time, our financial position remains strong, with total liquidity of approximately $250 million and no material debt maturities until 2022.”

Discussion of Third Quarter 2018 Results

Sales

Sales for the three months ended September 30, 2018 of $526.8 million were 16.7% higher when compared to sales of $451.6 million for the three months ended September 30, 2017. For the quarter, total shipments were up 14.3% and the average selling price was up 2.1% on Q3 2017. Sales for the nine months ended September 30, 2018 of $1,671 million were up 31.2% when compared to $1,273 million for the nine months ended September 30, 2017. For the nine month period, total shipments were up 16.8% and the average selling price was up 13.2% compared with the same period in 2017. Sales for the quarter and nine month period were aided by the Company’s manganese-based alloy plants in Mo i Rana (Norway) and Dunkirk (France), acquired by the Company on February 1, 2018.

	Quarter Ended	Quarter Ended		Quarter Ended		Nine Months Ended	Nine Months Ended
	September 30, 2018	June 30, 2018	Change	September 30, 2017	Change	September 30, 2018	September 30, 2017	Change
Shipments in metric tons:
Silicon Metal	81,686	85,913	-4.9%	83,465	-2.1%	259,214	242,099	7.1%
Silicon-based Alloys	75,964	78,214	-2.9%	66,873	13.6%	230,506	212,622	8.4%
Manganese-based Alloys	98,280	107,457	-8.5%	73,642	33.5%	276,913	201,745	37.3%
Total shipments*	255,930	271,584	-5.8%	223,980	14.3%	766,633	656,466	16.8%

Average selling price ($/MT):
Silicon Metal	$2,636	$2,773	-4.9%	$2,330	13.1%	$2,726	$2,211	23.3%
Silicon-based Alloys	$1,802	$1,908	-5.6%	$1,645	9.5%	$1,889	$1,564	20.8%
Manganese-based Alloys	$1,211	$1,304	-7.1%	$1,349	-10.2%	$1,289	$1,320	-2.3%
Total*	$1,841	$1,943	-5.2%	$1,803	2.1%	$1,955	$1,727	13.2%

Average selling price ($/lb.):
Silicon Metal	$1.20	$1.26	-4.9%	$1.06	13.1%	$1.24	$1.00	23.3%
Silicon-based Alloys	$0.82	$0.87	-5.6%	$0.75	9.5%	$0.86	$0.71	20.8%
Manganese-based Alloys	$0.55	$0.59	-7.1%	$0.61	-10.2%	$0.58	$0.60	-2.3%
Total*	$0.84	$0.88	-5.2%	$0.82	2.1%	$0.89	$0.78	13.2%

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q3 2018, the average selling prices decreased by between 5% and 7% for all of our products quarter-over-quarter, reflecting overall market conditions. However, average selling prices for 2018 are well above 2017 for silicon metal and silicon-based alloys, and at levels that are compatible with historical trends. Manganese-based alloys prices in 2018 have significantly deteriorated, despite persistently high ore prices, a situation that should revert going forward based on historical market precedent.

Sales volumes in Q3 also decreased as compared to Q2, primarily as a consequence of seasonal slowdown in Europe and the impact of changing trade flows.  Activity to date in 2018 shows healthy growth, with volume increases over the same period in the prior year of 7% to 8% in silicon metal and silicon-based alloys. A year-to-year comparison of manganese-based alloys volumes is inapt in light of the Company’s acquisition of new manganese-based alloy assets earlier this year.

Cost of Sales

Cost of sales was $334.5 million for the three months ended September 30, 2018, an increase from $267.4 million for the three months ended September 30, 2017, primarily driven by higher input costs for raw materials and energy and higher volumes. Cost of sales was $999.0 million for the nine months ended September 30, 2018, an increase from $758.8 million for the same period in 2017, primarily driven by higher sales and increases in raw materials and energy prices, particularly manganese ore and electrodes. Cost of goods sold as a percentage of sales increased to 63.5% for the three months ended September 30, 2018 from 59.2% for the three months ended September 30, 2017, whilst for the nine months ended September 30, 2018, cost of sales as a percentage of sales was 59.8% compared to 59.6% for the nine months ended September 30, 2017.

Staff Costs and Other Operating Expenses

Staff costs and other operating expenses for the three months ended September 30, 2018 and the nine months ended September 30, 2018 were $153.2 million and $470.6 million, respectively compared to $133.9 million and $399.7 million for the corresponding periods in 2017. The increases were primarily related to labour costs for the newly acquired manganese-based alloy plants.

Operating Profit

Operating profit was $14.3 million and $180.4 million, respectively for the three and nine month periods ended September 30, 2018, compared to $27.3 million and $41.3 million for the three and nine month periods ended September 30, 2017. Included in the nine months ended September 30, 2018 was a $44.6 million bargain purchase gain related to the Company’s purchase of manganese-based alloy plants mentioned above.

Net Loss Attributable to the Parent

As a result of the various factors described above, we reported a net loss attributable to the Parent of $1.2 million, or ($0.01) per diluted share, for the three months ended September 30, 2018 and a net loss attributable to the Parent of $3.3 million, or ($0.02) for the three months ended September 30, 2017. We reported net income of $102.9 million, or $0.60 per diluted share, for the nine months ended September 30, 2018, compared to a net loss of $7.0 million, or ($0.04) per diluted share for the nine months ended September 30, 2017.

Adjusted EBITDA

Adjusted EBITDA of $45.0 million, or 8.5% of sales, for the three months ended September 30, 2018 was lower than adjusted EBITDA of $56.1 million, or 12.4% of sales, for the three months ended September 30, 2017. Adjusted EBITDA of $220.9 million, or 13.2% of sales for the nine months ended September 30, 2018, was higher than adjusted EBITDA of $130.9 million, or 10.3% of sales for the nine months ended September 30, 2017.

Other recent developments

In light of financial performance in Q3 2018, near-term market outlook and the Company’s continued focus on cash generation and deleveraging its balance sheet, no interim dividend has been declared or is payable in respect of Q3 2018.

On August 21, 2018 the Company announced a $20 million programme for the purchase of its ordinary shares. 2,894,049 ordinary shares in the Company have been purchased under the programme, of which 1,152,958 shares have been cancelled and 1,741,091 are held in Treasury. The average price paid per share was $6.89. The programme closed on November 7, 2018.

Ferroglobe’s Executive Chairman, Javier López Madrid, has advised the Company that, on October 3, 2018, the Supreme Court of Spain (Tribunal Supremo) substantially confirmed the ruling of the Spanish High Court (Audiencia Nacional) in the case related to the misuse of corporate credit cards by 65 former directors and executives of Bankia S.A and/or Caja Madrid, including Mr López Madrid. The proceeding against Mr López Madrid relates to expenditure totalling €34,807.81 incurred between 2010 and 2012 and has been previously disclosed by the Company in its regulatory filings and its press release of March 16, 2017. Mr. López Madrid has advised the Company that, pursuant to the legal framework applicable to this case, he has applied for a suspension or a replacement of his sentence with the payment of a fine of €7,120.  The Company’s Board of Directors has closely monitored the developments in this case, agreed that Mr. López Madrid remain as a director of the Company and continues to support him in his role as Executive Chairman.

Conference Call

Ferroglobe management will review the third quarter results of 2018 during a conference call at 9 a.m. Eastern Time on Tuesday, November 27, 2018.

The dial-in number for participants in the United States is 877‑293‑5491 (conference ID 3499477). International callers should dial +1 914‑495‑8526 (conference ID 3499477). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/m6/p/uz3q9tfh.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

EBITDA, adjusted EBITDA, adjusted diluted profit per ordinary share and adjusted profit are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success.

Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Phillip Murnane: +44 (0) 203 129 2265
Chief Financial Officer
Email: phillip.murnane@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Sales	$526,838	$582,977	$451,628	$1,670,519	$1,273,475
Cost of sales	(334,526)	(343,817)	(267,364)	(999,021)	(758,781)
Other operating income	5,701	8,511	7,404	20,998	13,041
Staff costs	(88,668)	(88,743)	(74,183)	(259,834)	(214,836)
Other operating expense	(64,524)	(75,384)	(59,741)	(210,770)	(184,874)
Depreciation and amortization charges, operating allowances and write-downs	(30,750)	(30,309)	(27,076)	(89,075)	(80,699)
Bargain purchase gain	—	44,633	—	44,633	—
Other gain (loss)	221	2,752	(3,411)	2,936	(6,002)
Operating profit	14,292	100,620	27,257	180,386	41,324
Net finance expense	(13,952)	(14,412)	(14,528)	(41,520)	(42,045)
Financial derivatives gain (loss)	388	2,832	(1,823)	1,455	(5,894)
Exchange differences	(3,071)	(8,708)	(1,529)	(11,050)	5,714
(Loss) profit before tax	(2,343)	80,332	9,377	129,271	(901)
Income tax expense	(573)	(14,302)	(14,364)	(30,543)	(11,201)
(Loss) profit for the period	(2,916)	66,030	(4,987)	98,728	(12,102)
Loss attributable to non-controlling interest	1,671	1,408	1,640	4,145	5,060
(Loss) profit attributable to the parent	$(1,245)	$67,438	$(3,347)	$102,873	$(7,042)

EBITDA	$45,042	$130,929	$54,333	$269,461	$122,023
Adjusted EBITDA	$45,042	$86,296	$56,110	$220,942	$130,863

Weighted average shares outstanding
Basic	171,935	171,987	171,947	171,966	171,947
Diluted	171,935	172,127	171,947	172,104	171,947

(Loss) profit per ordinary share
Basic	$(0.01)	$0.39	$(0.02)	$0.60	$(0.04)
Diluted	$(0.01)	$0.39	$(0.02)	$0.60	$(0.04)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	September 30,	June 30,	December 31,
	2018	2018	2017
ASSETS
Non-current assets
Goodwill	$204,264	$203,717	$205,287
Other intangible assets	55,997	57,897	58,658
Property, plant and equipment	941,780	947,229	917,974
Non-current financial assets	88,199	116,974	89,315
Deferred tax assets	6,679	3,972	5,273
Non-current receivables from related parties	2,315	2,332	2,400
Other non-current assets	18,206	18,887	30,059
Total non-current assets	1,317,440	1,351,008	1,308,966
Current assets
Inventories	554,676	532,574	361,231
Trade and other receivables	142,233	151,062	111,463
Current receivables from related parties	5,571	5,550	4,572
Current income tax assets	15,848	10,405	17,158
Current financial assets	2	854	2,469
Other current assets	12,898	18,283	9,926
Cash and cash equivalents	131,671	155,984	184,472
Total current assets	862,899	874,712	691,291
Total assets	$2,180,339	$2,225,720	$2,000,257

EQUITY AND LIABILITIES
Equity	$987,388	$1,004,125	$937,758
Non-current liabilities
Deferred income	4,336	5,387	3,172
Provisions	78,846	78,767	82,397
Bank borrowings	133,056	108,143	—
Obligations under finance leases	57,389	61,078	69,713
Debt instruments	341,102	340,564	339,332
Other financial liabilities	39,867	42,138	49,011
Other non-current liabilities	20,367	21,178	3,536
Deferred tax liabilities	67,513	64,689	65,142
Total non-current liabilities	742,476	721,944	612,303
Current liabilities
Provisions	24,308	22,563	33,095
Bank borrowings	1,341	1,241	1,003
Obligations under finance leases	13,019	13,024	12,920
Debt instruments	2,734	10,936	10,938
Other financial liabilities	54,027	54,158	88,420
Payables to related parties	12,273	17,599	12,973
Trade and other payables	253,591	276,289	192,859
Current income tax liabilities	6,435	4,210	7,419
Other current liabilities	82,747	99,631	90,569
Total current liabilities	450,475	499,651	450,196
Total equity and liabilities	$2,180,339	$2,225,720	$2,000,257

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Cash flows from operating activities:
(Loss) profit for the period	$(2,916)	$66,030	$(4,987)	$98,728	$(12,102)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax expense	573	14,302	14,364	30,543	11,201
Depreciation and amortization charges, operating allowances and write-downs	30,750	30,309	27,076	89,075	80,699
Net finance expense	13,952	14,412	14,528	41,520	42,045
Financial derivatives (gain) loss	(388)	(2,832)	1,823	(1,455)	5,894
Exchange differences	3,071	8,708	1,529	11,050	(5,714)
Bargain purchase gain	—	(44,633)	—	(44,633)	—
Share-based compensation	1,050	33	—	1,782	—
Other adjustments	(221)	(2,752)	3,445	(2,936)	6,037
Changes in operating assets and liabilities
Increase in inventories	(25,666)	(59,050)	(4,372)	(192,197)	(9,207)
Decrease (increase) in trade receivables	6,224	(19,257)	(90,108)	(13,546)	(76,887)
(Decrease) increase in trade payables	(21,213)	476	3,370	49,638	12,583
Other	10,543	6,817	6,631	(32,410)	(28,420)
Income taxes paid	(5,257)	(14,186)	(3,768)	(29,425)	(9,984)
Interest paid	(18,400)	(2,957)	(22,249)	(38,658)	(36,356)
Net cash used by operating activities	(7,898)	(4,580)	(52,718)	(32,924)	(20,211)
Cash flows from investing activities:
Payments due to investments:
Other intangible assets	(149)	(2,221)	(88)	(3,073)	(498)
Property, plant and equipment	(25,696)	(29,778)	(14,692)	(78,005)	(41,373)
Other	—	(8)	—	(8)	(14)
Disposals:
Other non-current assets	—	12,734	—	12,734	—
Other	947	1,904	—	6,861	—
Acquisition of subsidiary	—	—	—	(20,379)	—
Interest and finance income received	638	2,273	54	2,990	618
Net cash used by investing activities	(24,260)	(15,096)	(14,726)	(78,880)	(41,267)
Cash flows from financing activities:
Dividends paid	(10,321)	(10,321)	—	(20,642)	—
Payment for debt issuance costs	—	—	(3,210)	(4,476)	(16,765)
Repayment of other financial liabilities	—	(33,096)	—	(33,096)	—
Proceeds from debt issuance	—	—	—	—	350,000
Increase/(decrease) in bank borrowings:
Borrowings	25,286	37,668	118,468	245,318	149,923
Payments	—	—	(38,296)	(106,514)	(425,976)
Proceeds from stock option exercises	—	240	—	240	—
Other amounts paid due to financing activities	(3,067)	(4,648)	(990)	(10,702)	(18,895)
Payments to acquire or redeem own shares	(3,502)	—	—	(3,502)	—
Net cash provided (used) by financing activities	8,396	(10,157)	75,972	66,626	38,287
Total net cash flows for the period	(23,762)	(29,833)	8,528	(45,178)	(23,191)
Beginning balance of cash and cash equivalents	155,984	197,669	183,561	184,472	196,982
Exchange differences on cash and cash equivalents in foreign currencies	(551)	(11,852)	(2,326)	(7,623)	15,972
Ending balance of cash and cash equivalents	$131,671	$155,984	$189,763	$131,671	$189,763

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
(Loss) profit attributable to the parent	$(1,245)	$67,438	$(3,347)	$102,873	$(7,042)
Loss attributable to non-controlling interest	(1,671)	(1,408)	(1,640)	(4,145)	(5,060)
Income tax expense	573	14,302	14,364	30,543	11,201
Net finance expense	13,952	14,412	14,528	41,520	42,045
Financial derivatives (gain) loss	(388)	(2,832)	1,823	(1,455)	5,894
Exchange differences	3,071	8,708	1,529	11,050	(5,714)
Depreciation and amortization charges, operating allowances and write-downs	30,750	30,309	27,076	89,075	80,699
EBITDA	45,042	130,929	54,333	269,461	122,023
Non-controlling interest settlement	—	—	—	—	1,751
Power credit	—	—	—	—	(3,696)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	—	—	2,608
Accrual of contingent liabilities	—	—	—	—	6,400
Business interruption	—	—	(1,980)	—	(1,980)
Step-up valuation adjustment	—	—	3,757	—	3,757
Bargain purchase gain	—	(44,633)	—	(44,633)	—
Share-based compensation	—	—	—	(3,886)	—
Adjusted EBITDA	$45,042	$86,296	$56,110	$220,942	$130,863

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
(Loss) profit attributable to the parent	$(1,245)	$67,438	$(3,347)	$102,873	$(7,042)
Tax rate adjustment	1,322	(11,404)	11,363	(10,824)	11,489
Non-controlling interest settlement	—	—	—	—	1,191
Power credit	—	—	—	—	(2,513)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	—	—	1,773
Accrual of contingent liabilities	—	—	—	—	4,352
Business interruption	—	—	(1,346)	—	(1,346)
Step-up valuation adjustment	—	—	2,555	—	2,555
Bargain purchase gain	—	(30,350)	—	(30,350)	—
Share-based compensation	—	—	—	(2,642)	—
Adjusted profit attributable to the parent	$77	$25,684	$9,225	$59,057	$10,459

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Diluted (loss) profit per ordinary share	$(0.01)	$0.39	$(0.02)	$0.60	$(0.04)
Tax rate adjustment	0.01	(0.07)	0.07	(0.06)	0.07
Non-controlling interest settlement	—	—	—	—	0.01
Power credit	—	—	—	—	(0.01)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	—	—	0.01
Accrual of contingent liabilities	—	—	—	—	0.03
Business interruption	—	—	(0.01)	—	(0.01)
Step-up valuation adjustment	—	—	0.01	—	0.01
Bargain purchase gain	—	(0.18)	—	(0.18)	—
Share-based compensation	—	—	—	(0.02)	—
Adjusted diluted profit per ordinary share	$0.00	$0.14	$0.05	$0.34	$0.07

Advancing Materials Innovation NASDAQ: GSM Third Quarter 2018

Forward-Looking Statements and non-IFRS Financial Metrics This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to Ferroglobe are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated November 26, 2018 accompanying this presentation, which is incorporated by reference herein.

Table of Contents Q3 2018 Overview Selected Financial Highlights Near-Term Outlook

I. Q3 2018 Overview Pedro Larrea, Chief Executive Officer

*Adjusted net profit attributable to parent Volumes down across the portfolio (Volume change vs Q2 2018) Si Metal -4.9% Si alloys -2.9% Mn alloys -8.5% (ASP change vs Q2 2018) Si Metal -4.9% Si alloys -5.6% Mn alloys -7.1% Revenue -9.6% vs Q2 2018 Adjusted EBITDA $45.0 million -47.8% vs Q2 2018 Adjusted EBITDA margin decline of 625 bps to 8.5% Q3 adjusted net profit $0.1 million* Production curtailments to avoid inventory build Reaction to changing operating environment: Geography Product mix Commercial discipline Weaker Q3 2018 performance impacted by softer prices and negative contribution from manganese-based alloys Realignment of commercial strategy for 2019 Adjustment required for platform optimization

Quarterly Adjusted EBITDA ($m) 9M Ending 9/30/18 Adjusted EBITDA ($m) Adjusted EBITDA increased 69% year-over-year Quarter-over-quarter Adjusted EBITDA decreased 48% Weaker pricing environment and lower volumes decrease quarterly EBITDA 63.8 130.9 220.9 9M 2016 9M 2017 9M 2018 89.6 86.3 45.0 Q1 2018 Q2 2018 Q3 2018

Quarterly Trend – Revenue Contribution Per Family of Products ($m) 396 426 452 468 561 583 Revenue remains above prior year, despite a lower quarter impacted by weaker prices Quarter-0ver-quarter revenues decreased by 9.6% 9 months revenues up by 31% year-over-year 527 158 183 194 204 253 238 215 111 112 110 123 149 149 137 83 84 99 97 98 140 119 44 47 49 44 61 56 56 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Silicon Metal Si-based Alloys Mn-based Alloys Energy & Other Business

Q3 2018 Adjusted EBITDA down $41.3 million from previous quarter Adjusted EBITDA Bridge — Quarter-Over-Quarter ($m) 30.9 43.9 56.1 53.7 89.6 86.3 45.0 - 1.6 - 28.5 - 2.1 - 6.6 - 3.3 0.8 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Adjusted EBITDA Q2 2018 Volume Price Cost Mining Energy Division Other Adjusted EBITDA Q3 2018

Volume Trends Sequential Quarterly Product EBITDA Contribution ($m) Commentary Pricing Trends ($/mt) Volumes impacted by trade flow movements, customer inventory builds resulting from the trade case, and some unexpected customer outages during Q3 Pricing in the US this quarter was impacted by higher imports in Q2/Q3 and increased availability of silicon-rich aluminium scrap EU pricing continues to be impacted by imports from Brazil and China Lower costs and improved efficiency at plants Silicon metal snapshot 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 US Index ($) Ferroglobe Avg Price ($) EU Index ($) 75,753 82,881 83,465 83,785 91,615 85,913 81,686 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 41.5 32.3 - 9.6 - 2.5 2.9 Q2'18 Price Volume Cost Q3'18

Ferrosilicon continues to enjoy stable demand Some pricing pressure in Europe, albeit from record levels, as a result of increased imports from Malaysia and other countries US pricing remained firm on the back of solid demand from the steel sector Sequential Quarterly Product EBITDA Contribution ($m) Commentary Silicon-based alloys snapshot Volume Trends Pricing Trends ($/mt) 1,000 1,200 1,400 1,600 1,800 2,000 2,200 FeSi US Index FeSi Ferroglobe Avg Price FeSi EU Index 75,386 70,363 66,873 70,399 76,328 78,214 75,964 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 31.9 26.2 - 7.3 - 0.8 2.4 Q2'18 Price Volume Cost Q3'18

Manganese alloy prices dropped due to increased supply Ore prices have remained at high levels for an extended period of time, adversely impacting the spread Volumes down due to logistical constraints, but remain strong on the back of a strong steel demand Sequential Quarterly Product EBITDA Contribution ($m) Commentary Manganese-based alloys snapshot Volume Trends Pricing Trends ($/mt) 800 1,000 1,200 1,400 1,600 US Index ($) SiMn EU 65% Mn DDP EUR/t Mn alloys FG Avg Price USD/t 63,700 64,403 73,642 72,374 71,176 107,457 98,280 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 7.2 - 8.6 - 10.0 - 1.2 - 4.8 0.2 Q2'18 Price Manganese Ore Volume Cost Q3'18

Cost trends – by product

Silicon Metal (EBITDA cost $/t)



2,400
1,200
0
17Q1 17Q2 17Q3 17Q4 18Q1 18Q2 18Q3
Electrodes
Energy
Operating costs
Coal and other Raw mat.

Cost Components

- Avg. EBITDA costs per ton have increased 11% from Q1 2017, primarily driven by:
- Higher electrode prices increasing costs by $93 per ton vs Q1 2017
- Higher energy prices, particularly in Spain and France, increasing costs by $48 per ton on avg. since Q1 2017

Silicon Based Alloy (EBITDA cost $/t)



1,600
800
0
17Q1 17Q2 17Q3 17Q4 18Q1 18Q2 18Q3
Operating costs
Coal and other Raw mat.
Energy
Electrodes

Cost Components

- Avg. EBITDA costs per ton have increased 20% in FeSi, driven by cost increases across all components, including:
- Energy price increases in France and Spain, $61 per ton on avg. since Q1 2017, and Coal & Other Raw Materials, which have increased $71 per ton on avg. since Q1 2017

Mn Based Alloy (EBITDA cost $/t)



1,600
800
0
17Q1 17Q2 17Q3 17Q4 18Q1 18Q2 18Q3
Operating costs
Coke
Mn ore
Energy & other Raw mat.

Cost Components

- Avg. EBITDA costs per ton have increased 15% in Mn Alloys, although changes are distorted by the recently acquired Mn plants
- Coke has increased on average $71 per ton vs. Q1 2017
- New Mn Plants have higher relative operating costs, but lower energy costs

- 11 -

EBITDA reconciliation – metallurgy & other contributors ($m) Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Silicon metal 7.3 17.7 20.9 24.3 43.5 41.5 32.3 Silicon-based alloys 14.9 19.8 18.9 21.6 35.0 31.9 26.2 Manganese-based alloys 17.8 21.0 24.7 18.5 11.4 7.2 -8.6 Other metals 5.6 4.2 2.0 6.5 7.6 8.5 7.0 Mines 7.0 8.3 9.7 9.7 9.8 10.8 4.2 Energy 4.1 1.0 -0.2 -1.2 9.6 5.6 2.4 Overheads -25.9 -28.1 -19.8 -25.7 -27.5 -19.3 -18.5 Adjusted EBITDA 30.9 43.9 56.1 53.7 89.6 86.3 45.0

*Adjusted net profit attributable to parent Volumes up across the portfolio (Volume change vs 9M 2017) Si Metal +7.1% Si alloys +8.4% Mn alloys +37.3% (ASP change vs 9M 2017) Si Metal +23.3% Si alloys +20.8% Mn alloys -2.3% Revenue +31.2% vs 9M 2017 Adjusted EBITDA $220.9 million +68.8% vs 9M 2017 Adjusted EBITDA margin increase of 295 bps to 13.2% 9M 2018 adjusted net profit +$59.1 million* Integrating the new Mn Plants Monitoring product and geographic mix to optimize production footprint Operational and Commercial discipline Strong year-to-date 2018 performance driven by volumes and pricing Delivering on commercial strategy for 2018 Diversifying and optimizing the Platform

Significant improvement year to year, driven by price and volume, partially offset by cost pressure Year-to-date 2018 vs year-to-date 2017 waterfall Adjusted EBITDA Bridge — YTD 2018 vs. YTD 2017 ($m) -1.1 Mn alloys Includes -17.2m related to pre-acquisition business Power in Spain: 23.6m Electrode: 20.5m Met Coke: 16.8m Coal: 9.0m 63.8 130.9 220.9 195.8 27.4 - 133.1 - 27.4 - 0.1 12.7 14.7 Adjusted EBITDA YTD 2016 Adjusted EBITDA YTD 2017 Volume Price Cost Manganese Ore Mining Energy Division Other Adjusted EBITDA YTD 2018

Selected Financial Highlights Phillip Murnane, Chief Financial Officer

Q3 2018 key performance indicators — income statement Key Performance Indicators Q3 2018 Q2 2018 Q1 2018 Diff, % 9M 2018 9M 2017 Diff, % Sales volumes (tons) 255,930 271,584 239,119 (5.8%) 766,633 656,466 16.8% Revenue ($m) 526.8 583.0 560.7 (9.6%) 1,671 1,273 31.2% Operating Profit ($m) 14.3 100.6 65.5 (85.8%) 180.4 41.3 336.5% Net Income ($m) (2.9) 66.0 35.6 (104.4%) 98.7 (12.1) 915.8% Adjusted Net Income ($m) 0.1 25.7 33.3 (99.7%) 59.1 10.5 462.9% Reported EBITDA ($m) 45.0 130.9 93.5 (65.6%) 269.5 122.0 120.8% Adjusted EBITDA ($m) 45.0 86.3 89.6 (47.8%) 220.9 130.8 68.8% Adjusted EBITDA Margin 8.5% 14.8% 16.0% (6.3%) 13.2% 10.3% 2.9%

Notes: Financial results are unaudited Net Debt includes finance lease obligations Capital is calculated as book equity plus net debt Free cash-flow defined as “Net cash provided by operating activities” minus “payments for property, plant & equipment” Q3 2018 key performance indicators — balance sheet Key Performance Indicators 30/09/20181 30/06/20181 31/03/20181 31/12/2017 30/09/20171 30/06/20171 31/03/20171 Total Working Capital ($m) 443.3 407.3 337.3 279.8 375.5 388.7 353.3 Total Assets ($m) 2,180.3 2,225.7 2,301.1 2,000.3 2,162.9 2,046.4 2,011.6 Net Debt2 ($m) 510.9 475.3 449.3 386.9 394.4 434.6 406.6 Book Equity ($m) 987.4 1,004.1 979.5 937.8 915.8 906.5 902.9 Net Debt2 / Adjusted EBITDA 1.86x 1.83x 1.85x 2.10x 2.87x 4.62x 6.03x Net Debt2 / Total Assets 23.4% 21.4% 19.5% 19.3% 18.2% 21.2% 20.2% Net Debt2 / Capital3 34.1% 32.1% 31.4% 29.2% 30.1% 32.4% 31.0% Free cash-flow4 -33.6 -34.3 -43.0 17.2 52.7 5.8 0.0

Increase in working capital primarily driven by finished inventory build Working Capital Evolution ($m) Finished Inventory build in both existing and new plants drove increased working capital 389 376 280 282 317 348 389 55 90 95 353 389 376 280 282 317 348 55 90 95 Mar 17 Jun 17 Sept 17 Dec 17 Mar 18 Jun 18 Sept 18 Working Capital (excl New Plants) Working Capital (New Plants)

Gross and Net Debt Evolution ($m) Increase in net debt primarily attributable to continued working capital build Gross Debt 600 618 584 571 647 631 643 407 435 394 387 449 475 511 Mar'17 Jun'17 Sep'17 Dec'17 Mar'18 Jun'18 Sept'18 Net Debt

9 Months 2018 Free Cash-flow Evolution Cash-flow Impacts Increased A/R securitization program will provide additional liquidity ($35m): COMPLETED, $20m drawn, no intention to draw additional liquidity at this stage Reduction in Mn ore inventory levels, after having ramped-up the new facilities ($20m): ON-TRACK, significant tonnage reduction achieved by November Increasing rotation of finished product inventories in key products and adapting production capacity to commercial commitments ($20m): DELAYED, although significant volume is expected to ship during November/December Completion of non-core assets divestitures ($20m): ON-TRACK, final negotiations underway Committed to cash flow generation Note: Free cash-flow defined as “Net cash provided by operating activities“ minus “Payments for property, plant & equipment” Changes in Operating Assets/Liabilities ($188.4m) : including working capital increase linked to newly acquired plants, and working capital build in finished inventory in Q3 Interest Paid ($38.7m) : Refinancing of the “9.375% 2022 Senior Notes” was explored during the quarter and will be reconsidered when market conditions improve. Payments due to Investments ($78.0m) : normalized recurrent capital expenditure should be similar to 9 months 2018 levels Cash Generating Initiatives Being Implemented in H2 2018 $m 9M 2018 Profit for the period 98.7 Adjustments for non-cash items 124.9 Profit adjusted for non-cash items 223.6 Changes in Operating Assets/Liabilities (188.4) Interest Paid (38.7) Income taxes paid (29.4) Net cash used by operating activities (32.9) Payments for property, plant and equipment (78.0) Free cash-flow1 (110.9)

Conservative capital structure — company positioned to pursue growth opportunities Focus on deleveraging the balance sheet Reduction in net leverage, leverage below target of 2x in Q1 2018, Q2 2018 and Q3 2018 Continued commitment to further lowering leverage, will not meet 1.5x by year end Refinancing of the “9.375% 2022 Senior Notes” will continue to be evaluated and we will act when the timing is right Solar-grade silicon plant construction and ramp up adjustments to balance cash flows Design changes to increase capacity will result in capex increase by ~10% to €58.5 million (long term benefit) However, the decision to delay ramp up will allow a reduction in total capex deployment to €46 million in 2018 +2019 (near term cash management) — €30 million in 2018 — €16 million in 2019 In light of financial performance in Q3 2018, near-term market outlook and the Company’s continued focus on cash generation and deleveraging its balance sheet, no interim dividend has been declared or is payable in respect of Q3 2018 Q3 2018 Performance Remain Focused on Generating Cash-flow Reported EBITDA of $45.0 million, -66% vs reported EBITDA of $130.9 million in Q2 2018 Adjusted EBITDA of $45.0 million for the quarter, -48% vs Adjusted EBITDA of $89.3 million in Q2 2018 Net Loss of -$2.9 million for the quarter and Adjusted Net Profit of $0.1m for the quarter, or $0.00 on a fully diluted per share basis Working capital increased to $443.3 million during the quarter, primarily driven by build in finished inventory Operating cash flow of $-7.9 million and free cash flow of $-33.7 million for the quarter Net debt of $510.9 million at end of Q3 2018, up from $475.3 million at the end of Q2 2018 — largely attributable to the working capital build Net Debt to LTM EBITDA ratio remains below 2x Delivering value for shareholders and positioning Ferroglobe for the long-term

Near-Term Outlook Pedro Larrea, Chief Executive Officer

Perspective of Ferroglobe´s Evolution 9M Adjusted EBITDA ($m) 2018 YTD has represented an additional step towards normalized results at Ferroglobe Severe market downturn Integration Synergies Consolidation Refinancing Market and operational discipline YTD 2018 results reflect a ‘mixed bag’ of factors: Healthy demand across all end markets except polysilicon Prices returning to levels comparable with historical averages and trends Significant headwinds in costs: Electrodes, power and coal alone have represented an increase of $77.3 million compared to the previous year No contribution from Mn alloys business + = - - 63.8 130.9 220.9 9M 2016 9M 2017 9M 2018

XX% XX% Continued growth for silicon metal demand into Q3 Aluminum / Automotive Chemicals / Silicones Polysilicon / Electronics Globally the market will remain in deficit in 2019 Demand supported by mega-trends (light weighting, emerging market demand, per-capita use) Headwinds in North America due to declining prices of Aluminum scrap Uncertainty over the effects of “trade wars” GDP+ growth in consumption Growth from global economic expansion expected to continue Consumption gains constrained by capacity restrictions New applications & product development driving demand Global PV installations doubled between 2015 and 2017 Drop in 2018 following Chinese reform announcements Global PV demand expected to rebound – as PV prices drop, and installations in other parts of the world expected to accelerate Collapse in prices for polysilicon may affect demand level Source: AME Metals & Mining Source: CRU Source: IHS (GW) (‘000s tons) Global PV Installations (‘000 tones) Silicon Metal Consumption By Chemicals Sector Aluminum Finished Demand (incl. China)

coupled with some positive medium term supply side dynamics Chinese Silicon Production and Exports Chinese Exports as % of Production Silicon Capacity Changes (ex-China) CRU 2019 Supply/Demand Outlook (ex China) 2018 — Brazil (Liasa,  Minasligas, RIMA) — Iceland (PCC Bakki started) Capacity additions in 2019 — Iceland (PCC Bakki ramp-up) — Malaysia (PMB start-up – captive supply) — Norway (Wacker – captive supply) Supply from China expected to trend down -723 k tons -767 k tons (‘000 t) Source: CRU (‘000 tonnes) 25% 30% 35% 40% 45% 2016 2017 2018e 2019e 2020e 2021e 2022e 2023e Export share of production (%)

However, silicon metal industry sentiment of oversupply may impact short term decisions Quarterly Global Silicon Metal Supply/Demand Trends Factors Impacting the Supply-Demand Dynamics in the Near Term Most previously idled capacity has restarted over the past 18 months Higher than usual level of inventories at customers through Q2 and Q3 Low prices of aluminium scrap in North America affecting demand for silicon metal Major producers running close to capacity Oversupply projected by analysts in the short term, although limited to around 50,000 tons/year worldwide Cost inflation leading marginal producers towards loss-making situation Source: CRU (‘000 t)

Ferroglobe has taken action to optimize its global production footprint – Silicon Metal Ferroglobe Silicon Metal Capacity (´000 tons Annualized) -40k tons -36k tons (‘000 t) Rationale for Capacity Cutbacks Expected Results Inventories above desired level Suboptimal operation, with multiple facilities running at reduced load Potential of having loss making facilities: Selma (being idled), Mendoza Loss making production of CaSi and foundry products in Argentina transferred to more efficient Château-Feuillet (France) plant Loss making production of FeSi in Furnace 3 at Sabón (Spain) transferred to more efficient Laudun (France) plant Cost savings, by closing Selma and concentrating production in more efficient plants: $5.4 million Potential to increase Silicon Metal capacity, if needed, by running Furnace 3 at Sabón Source: Ferroglobe Silicon Metal capacity reductions: Selma, AL (2 furnaces) Beverly, OH (1 furnace) Château-Feuillet, France: 2 furnaces Laudun, France: 1 furnace 218 127 59 178 91 59 0 50 100 150 200 250 Europe North America South Africa March 2018 Pro Forma for planned changes

Rationale for Capacity Cutbacks Expected Results Inventories above desired level. Loss making facilities Cost optimization across the platform Reduction of stock levels. EBITDA improvements around $2.3m in Q4. Flexibility to increase production in Q1 or Q2 if market conditions improve. Ferroglobe Mn Alloys Capacity (Annualized) Mn Alloys capacity reductions in Q4: Boo (Spain) 1 furnace. Monzón (Spain) 2 furnaces. Load reductions: Cee (Spain) 2 furnaces Dunkirk (France) Mo i Rana (Norway) 2 furnaces. -112k tons (annualized) Ferroglobe has taken action to optimize its global production footprint – manganese based alloys (‘000 t) 664 552 0 100 200 300 400 500 600 700 Mn Alloys Capacity

XX% Global steel demand continues to grow into year end Global Steel Demand +3.9% +1.4% Global Steel Demand (ex. China) +1.4% +1.6% China Steel Demand +6.0% 0.0% Emerging Markets Steel Demand (ex. China) +3.2% +4.0% Recent Trends 2018 will mark a record year for global steel demand To date, the trade war rhetoric has not translated into meaningful changes on the demand side Continued growth, particularly in developing economies will drive demand Source: World Steel Association (‘000 t) (‘000 t) (‘000 t) (‘000 t)

Manganese alloys should start to contribute once ore prices reset XX% New Mn Ore Capacity — Expected in 2019 Regression Illustration — Link Between Mn Alloys and Mn Ore Historical link between alloy and ore prices has been broken As new capacity hits the market, ore prices could decrease Source: Alloy Consult (November 12, 2018) Source: International Manganese Institute, Ferroglobe SiMn ($/t) (‘000 t) - 500 1,000 1,500 2,000 2,500 3,000 3,500

Outlook for 2019 Contracting season progressing slower than usual — customers trying to make case for lower prices while producers faced with increasing costs and seeing stable demand Some lingering impact of aluminum scrap in North America and auto emissions issue in Europe starting to play a role Maintaining disciplined commercial approach Silicon Metal Ferrosilicon — preference for short term, quarterly contracts, particularly in Europe, or for indexed in the case of the bigger customers — consistent with the past Increased volume expected in the ferrosilicon specialty grades with good momentum in the order book Foundry business growth continues Normal pace of contracting, with some very significant orders already booked Some signs of price recovery in ferromanganese Strong demand of refined products, with higher margin Secured some very significant orders from the most relevant customers Improved production cost through a stricter choice of manganese ore mix Silicon-Based Alloys Mn-Based Alloys Commercial outlook across our portfolio for 2019

Challenges faced in Q3 likely to continue in the near-term Strong liquidity and balance sheet with a focus on positive free cash flow in 2019 Fundamental asset value based on strong market position and platform diversification Closing remarks

Q&A

Advancing Materials Innovation NASDAQ: GSM Third Quarter 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2018
FERROGLOBE PLC

by	/s/ Phillip Murnane
Name: Phillip Murnane
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)